UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:
LGBT Weddings, Inc.

Legal status of issuer:

    Form:
    Corporation

    Jurisdiction of Incorporation/Organization:
    California

    Date of organization:
    27 September 2016

Physical address of issuer:
3353 Highway 49 South Mariposa, CA 95338

Website of issuer:
http://www.lgbtweddings.com

Name of intermediary through which the offering will be conducted:
Ksdaq Inc. d/b/a Mr. Crowd

CIK number of intermediary:
0001666102

SEC file number of intermediary:
007-00042

CRD number:
284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
Three percent (3%) of the gross amount raised.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Common Stock, non-voting series

Target number of securities to be offered:
100,000

Price (or method for determining price):
$1.00

Target offering amount:
$100,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$450,000

Deadline to reach the target offering amount:
1 July 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	0	0
Cash & Cash Equivalents	0	0
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales	0	0
Cost of Goods Sold:	0	0

Taxes Paid:	0	0
Net Income:	0	0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- expected growth of and changes in the LGBT wedding service industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the LGBT wedding service industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the LGBT wedding service industry;

- growth of, and risks inherent in, the LGBT wedding service industry in U.S.;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our service;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to LGBT Weddings, Inc. shall include any joint venture in which LGBT Weddings, Inc. holds directly or indirectly a twenty-five percent (25%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of LGBT Weddings, Inc..

"Company " means LGBT Weddings, Inc..

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means LGBT Weddings, Inc..

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the non-voting series of common stock of LGBT Weddings, Inc..

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:
LGBT Weddings, Inc.

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Kimberly Vaughan   **Dates of Board Service:** 27 September 2016

Principal Occupation:
CEO

Employer:
LGBT Weddings, Inc.
LGBT Weddings, Inc. created LGBTweddings.com, a resource for same-sex couples to find screened, friendly providers, articles specifically written for same-sex couples, real wedding stories of same-sex weddings, online wedding planning tools to assist couples with seating charts, inspiration boards, budgeting, to-do lists, timelines, and vendor management.

CEO & Founder, September 2016 to Now
Kimberly Vaughan, CEO & Founder of LGBTWeddings.com has made it her mission to connect the wedding industry and LGBT Community through a website designed for engaged couples to plan in a safe and joyous place. Her background in human resources, training and education, event planning, publishing, and trade show production lent the perfect combination of experience to launch LGBTWeddings.com.

Business Experience:
Employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:
Kimberly Vaughan Events, LLC
Kimberly Vaughan Events, LLC which has been successfully producing shows since 2007 under the brand The International Wedding Festival, is a bridal show where "all things wedding" are displayed and honored to meet the needs of our diverse California couples.

Executive Producer September 2005 to Now
Producers of the International Wedding Festival

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

N/A

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Kimberly Vaughan	3,750,000 (common stock/voting series)	100

* The issuer certified that the above information is be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use the proceeds of this offering is described as follows:

If Target Offering Amount ($100,000) Sold:

<u>Marketing & Advertising</u> will consume 28.9% of the target offering, which includes social, local, and national advertising efforts, print collateral, graphic design and marketing services to assist with press release and other communication needs, as well as B2C & B2B trade & community events.

<u>Website Maintenance & Improvement</u> proceeds will consume 12.1% of the target offering. This allocation considers website fees, development, and publishing services.

15.5% of the target offering has been allocated to improve <u>Sales efforts</u> with telemarketing and sales services. This allocation includes sales tool subscriptions and product training.

It is anticipated that <u>Writing & Editorial</u> needs will increase with growth; therefore, 14.4% of the total offering amount will be assigned to the increased need. An 11.4% allocation will satisfy <u>Administrative Services</u> to provide necessary support.

3.2% of the Target Offering Amount will be used for office, event, and stationery <u>supplies</u>, while 9.5% of the Target Offering will be allocated for <u>legal and other compliance</u> services.

<u>Travel</u> will be necessary to attend events; therefore, 5% of the target offering will be assigned for that purpose.

If Maximum Amount ($450,000) Sold:

With an increase in proceeds, comes an increase in opportunity for growth.

The <u>Marketing & Advertising</u> efforts increase with an additional emphasis on social media, consuming 24.2% of the total Maximum Amount.

Beyond maintenance and standard improvement, new <u>website features</u> will be realized with an allocated 12.8% of the total Maximum Amount dedicated. The increase considers more development hours and new technologies.

17.7% of the maximum offering has been allocated to improve <u>Sales efforts</u> with telemarketing, data entry and sales services. This allocation also includes sales tools, lead services, association dues, subscriptions and product training.

It is anticipated that <u>Writing & Editorial</u> needs require 7.5% of the maximum offering. A 16.6% allocation will satisfy <u>Administrative Services</u> to provide necessary support.
3% of the Maximum Offering Amount will be used for office, event, and stationery <u>supplies</u>, while 7.3% of the Maximum Offering will be allocated for <u>legal and other compliance</u> services.

In consideration of the Maximum Offering Amount, 5.6% will be allocated to <u>equipment</u>. Equipment will include new computer equipment, a phone system, a portable trailer for assumed office space, and office furniture.

<u>Travel</u> will be necessary to attend events; therefore, 5.3% of the maximum offering will be assigned for that purpose.

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: https://www.mrcrowd.com/u/desktop/qPortfolio

3. Upon receiving the confirmation of the investment commitment, the Investor will be responsible for transferring funds to an escrow account held with a third party bank on behalf of the Issuer. The fund transfer methods can be ACH, wiring or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. The Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

   a. when the minimum funding target is met prior to the Original Deadline and;

   b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

   c. the Issuer chooses to end the offering earlier than the Original Deadline and;

   d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format by the Issuer's transfer

agent, FundAmerica Stock Transfer LLC.

12. How can an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	**$100,000**
Maximum Target	**$450,000**
Pre-money Valuation	**$3,750,000**
Equity Offered	**2.6% - 10.71%**
Securities Type	**Common Stock, Non-Voting Series**
Open Date	**2 Dec 2016**
Closing Date	**1 July 2017**
Share Price	**$1.00**
Shares Offered	**100,000 - 450,000**
Shares Issued After Offering	**3,850,000 – 4,200,000**

Please also refer to *Appendix C - Share Subscription Agreement.*

14. Do the securities offered have voting rights?
No.

15. Are there any limitations on any voting or other rights identified above?
Yes. The securities offered have **no voting rights.**

16. How may the terms of the securities being offered be modified?
If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered
The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:	5,000,000	3,750,000	YES	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. **No Voting Rights**
   Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

b. **No anti-dilution rights**
   Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
As the owners of the Common Stock, Voting Series, the principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer. The Purchasers of the securities offered, as holders of common stock, Non-Voting Series, hold 0% of the voting rights of the Issuer.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

> **Important Disclaimer:**
> **As the Issuer is a newly incorporated company with no history of of revenue, profits and material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the Issuer's common stock is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.**
>
> **We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.**

Valuation of Our Common Stock
The valuations of our common stock Non-Voting Series is determined by our board of directors, with input from management, and in consideration of the guidance prescribed by the American Institute of Certified Public Accountants Practice Aid, *Valuation of Privately-Held-Company Equity Securities Issued as Compensation*. Our board of directors considered numerous objective and subjective factors to determine our best estimate of the fair value of our common stock Non-Voting Series, including but not limited to, the following factors:

- the recent valuation of companies perceived by investors to be comparable to us;
- our historical financial results and estimated trends and prospects for our future financial performance;
- our performance and market position relative to our competitors and/or similar companies;
- the likelihood of achieving a discrete liquidity event, such as an IPO, sale or dissolution;
- the economic and competitive environment, including the industry in which we operate.

Possible Valuation Methods In the Future
Our board of directors believe if our operations generates revenue, profits and cash flow in the future, in addition to the factors described above, we will use a combination of financial and market-based methodologies to determine our business enterprise value (BEV) including the following approaches:

- ***Discounted Cash Flow Method (DCFM).*** DCFM involves estimating the future cash flows of a business for a certain discrete period and discounting such cash flows to present value. If the cash flows are expected to continue beyond the discrete time period, then a terminal value of the business is estimated and discounted to present value. The discount rate reflects the risks inherent in the cash flows and the market rates of return available from alternative investments of similar type and quality as of the valuation date.

- ***Guideline Public Company Method (GPCM)***. GPCM assumes that businesses operating in the same industry will share similar characteristics and that the subject business's value will correlate to those characteristics. Therefore, a comparison of the subject business to similar businesses whose financial information and public market value are available may provide a reasonable basis to estimate the subject business's value. The GPCM provides an estimate of value using multiples derived from the stock prices of publicly traded companies. In selecting guideline public companies for this analysis, we focused primarily on quantitative considerations, such as financial performance and other quantifiable data, as well as qualitative considerations, such as industry and economic drivers.

However, if the subject business is privately owned, its value must be adjusted for lack of marketability. This is usually represented by a discount, or a percentage reduction in the value of the company when compared to its publicly traded counterparts. This reflects the higher risk associated with holding stock in a private company. The difference in value can be quantified by applying a discount for lack of marketability. This discount is determined by studying prices paid for shares of ownership in private companies that eventually offer their stock in a public offering. Alternatively, the lack of marketability can be assessed by comparing the prices paid for restricted shares to fully marketable shares of stock of public companies.

● **Market Based Business Valuation Method (MBBVM).** MBBVM estimates the value of a business by comparing the selling prices of similar businesses that have recently been sold, adjusted for differences in size, quantity or quality. MBBVM can be used to determine the value of a business ownership interest, security or intangible asset.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

● Purchasers (Purchasers) of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
● The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
● Although, as common stock shareholders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
● Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
● The Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.
● The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. **Additional Issuances of Securities**
Purchasers (Purchasers) of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. **Issuer Repurchases of Securities**
N/A

c. **A Sale of the Issuer or of Assets of the Issuer**
Although as common stock shareholders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**
Transactions with related parties are transactions between the issuer (Issuer) or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:
N/A

25. What other exempt offerings has the issuer conducted within the past three years?
N/A

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
      a. **any director or officer of the issuer;**

      b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

      c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

      d. **any immediate family member of any of the foregoing persons.**

N/A

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

No.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

Historical Results of Operations

Not applicable as we are a newly incorporated corporation.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, marketable securities, and cash generated from operations. Cash and cash equivalents and marketable securities consist primarily of cash on deposit with banks and investments in money market funds and U.S. government and U.S. government agency securities. Cash and cash equivalents and marketable securities totaled $200 as of October 31, 2016.

Commitments

Our principal commitments consist of obligations under capital and operating leases for equipment and office and data center facilities.

As of October 31, 2016, we do not have any commitments to note.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:
Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   a. **in connection with the purchase or sale of any security?**
      No.

   b. **involving the making of any false filing with the Commission?**
      No.

   c. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
      No.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:
http://www.lgbtweddings.com/investor-relations

The issuer must continue to comply with the ongoing reporting requirements until:
a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE
Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Kimberly Vaughan

_____

[Signature Code: a6rus43MWbjnVJrYsQWQ2660QOfDeaGsoTI0qYsakJdVQTU5GGxp3eocWvx8hbZMziIBZbTB51j19GFfLl3Dq8EoBOG3fHjGdGwsdEFhJT0]
LGBT Weddings, Inc.
Kimberly Vaughan
CEO
Date: 3 Jan 2017

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

Executive Summary

LGBTweddings.com is a resource for same-sex couples to find screened, friendly providers, articles specifically written for same-sex couples, real wedding stories of same-sex weddings, online wedding planning tools to assist couples with seating charts, inspiration boards, budgeting, to-do lists, timelines, and vendor management.

The site also supports the wedding industry by providing a professional, well constructed website to market their products and services directly to same-sex couples. Additionally, the site offers professional development opportunities for wedding professionals to improve their skills as they relate to providing services and addressing the LGBT community.

The website is a safe, inspirational, informative place for couples to plan their wedding allowing the enjoyment and bliss that every couple should experience while planning their wedding day.

Opportunity

Problems Worth Solving

Same-sex couples continue to face uncertainty when selecting venues and service providers to service the needs of their wedding. The country continues to experience a 40/60 split of pro and against businesses, whether it is legal to or not.

Businesses continue to lack understanding and knowledge about how to effectively provide services to the LGBT community and once educated, lack choice in selecting a professional platform to demonstrate their desire to meet the needs of same-sex couples.

Our Solutions

LGBTweddings.com has created a safe, informative, attractive place for couples to find planning information on an internet platform that is 100% dedicated to same-sex couples. Verbiage, imagery, and understanding of the nuances of LGBT weddings is devoted to the couple's experience.

The site educates wedding professionals and provides them with several marketing options including directory listing, digital marketing, mobile marketing, and alternative website solutions through a subscription based membership.

Membership includes login to a password protected portal where wedding professionals can access our resource library to sharpen their skills and develop as providers; as well as tools to improve their directory presence.

Target Market

There are 500,000 direct, wedding related businesses in the United States, comprised of both large, national organizations (15%) and local, micro-business wedding providers (85%).

These businesses include:

Venues (hotels, banquet halls, parks, wineries, etc)

Wedding Photographers

DJ's/Disc Jockeys

Florists

Bakeries

Gown & Tuxedo Providers

Videographers

Wedding Planners

Invitation/Stationery Suppliers

Party & Decor Rentals

Lighting

Photo Booth Rentals

Entertainers

Current Competitors

GayWeddings.com

LGBT specific wedding planning website, acquired by WeddingWire a year ago

Engayged

Florida based wedding directory of open and affirming wedding businesses

The Knot (XO Group)

Nationally recognized wedding planning site, not LGBT specific

Execution

Marketing Plan

Branding

Firstly, I want to talk about our branding. We decided that we wanted to create a space that is "wedding centric" for same-sex couples, focusing on the process of planning a wedding for a select group of people who happen to identify as LGBT (lesbian, gay, bi, and/or transgender).

We hosted a focus group with select businesses in the wedding industry. Our focus group consisted of large, medium and micro businesses. We shared with them competitor sites to determine which features they were interested in, what was aesthetically pleasing to them, and whether they could envision their company and branding on each of the sites visited.

The message was clear from industry professionals that they were interested in a classy, inviting, wedding-centric site, that was free of same-sex political agenda and activism. The consensus was that there are plenty of sites that address LGBT Equality and that the wedding-centric nature 100% dedicated to the LGBT community demonstrates equality without political rhetoric..

We also listened to same-sex couples who explained that they are tired of rainbow flags and pink triangles everywhere. What they are really interested when planning their wedding is finding qualified, friendly providers, gaining answers to their planning questions, finding tools to help assist them with the planning process and finding inspiration.

Our Logo & URL

Our name says it all... L G B T Weddings. Gay weddings is not as inclusive to the entire LGBT community, as the term "gay" refers to men, whereas the L in LGBT refers to lesbian women. LGBT (Lesbian, Gay, Bi and Transgender) is much more inclusive to same-sex couples.

Our URL invites all members of the LGBT Community who are planning a wedding upon first glance, by its name alone.

Our logo is simple lettering with a demure, "rainbow diamond" that represents marriage equality, supporting our wedding-centric branding, specifically to the LGBT community.

Marketing Strategy for Wedding Professionals

Our marketing strategy includes:

Industry trade events

where we can meet with wedding professionals one on one to share details about the site and the technology and exposure it offers advertisers. Kimberly Vaughan, our CEO is scheduled to speak at several industry trade events on the topic of marriage equality and LGBT weddings. Events include Wedding MBA, ADJ DJ Convention, FloralMart, Association of Bridal Consultants Regional conferences, and the American Photography Association Expo, National Association of Catering Executives conference, American Hospitality Association conferences.

Industry trade & wholesale magazines & newsletters

LGBT Weddings, Inc. is submitting articles to various industry publications, such as Florist Review, Photography Today,

Industry Associations

Kimberly Vaughan, CEO is scheduled to appear and speak at industry association events. We are submitting articles that have been accepted by Association for Wedding Professionals and Association of Bridal Consultants

Hosted Events

LGBTWeddings.com has hosted and will continue to host networking mixers, educational seminars & workshops, as well as small exhibition events for wedding professionals to learn, meet like-minded businesses and develop their industry skills to respond to the needs of same-sex couples.

Social Media Campaigns

LGBTWeddings.com publishes more than 90 Facebook pages that reflect primary geographic markets, as well as a Twitter, Instagram and Pinterest account.

Sales Plan

LGBTweddings.com is a national vertical sales process. Because it is national, face to face meetings are not practical so the majority of sales are achieved by phone and scheduled online demos.

Our sales team work from a CRM system that is in house. The CRM system also serves as a drip marketing feature for prospective customers.

We have commissioned a data entry service that continuously adds new contacts to the database. Prospects are sourced from trade events, internet, trade associations, inquiries, etc.

Initial contact is typically made through the drip marketing system to introduce the company. Because 60% of wedding related businesses are pro LGBT and 40% are not; the drip marketing and its opt out feature weeds through the 40% of businesses who are not pro.

Sales reps contact prospects and set up sales calls. Account Executive sales call goals = 40-50 prospecting calls per day using the sales script and follow up email template to setup demos. We currently use a free system called SetMore to schedule demos with potential customers.

The goal then is to schedule 9 demos per week; anticipating one no-show/reschedule, the remaining 8 demos would result in 5-6 new sales per week.

Demos take approximately 20 minutes to complete and have a 70% close rate.

Appendix B - RISK FACTORS

RISKS RELATED TO OUR BUSINESS

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup Company and our business model currently focuses on marketing, hiring key employees, website development and improvements rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so. We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately 12 months, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities. Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
- Sales and marketing efforts to bring these new product candidates to market; and
- Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

The Company may not be able to implement its strategy for future growth successfully

During its limited operating history, the Company has not earned any profits in the past and does not expect to earn profits in the foreseeable future. A significant portion of the value of the Shares in the future may depend on the Company's success in implementing its long-term strategy. The success of such strategy depends upon a number of factors, both within and beyond the control of the Company. We believe that the success of the Company in the future will substantially depend on, among other things, the Company's success in strengthening its website and the Company's ability to achieve growth in its advertising revenue. As a result, in addition to those risk factors discussed elsewhere in this Form C, we believe that the Company's ability successfully to implement its long-term strategy could be adversely affected.

Although the Company expects to generate revenue from advertising in the future, such revenue may not be substantial. The ability of the Company to generate and maintain significant advertising revenue will depend on, among other things:

- advertisers' acceptance of the Internet as an effective and sustainable advertising medium;
- the development by the Company of a large base of users of its website possessing demographic characteristics attractive to advertisers; and
- the effectiveness of advertising delivery, tracking and reporting systems.

We have very limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of California on 27 September 2016. Accordingly, we have very limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel especially in the wedding service industry. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We operate in a highly competitive industry.
We face competition with respect to LGBT wedding services that we may seek to commercialize in the future. Many of our competitors have significantly greater financial, technical and human resources than we have and thus may be better equipped than us to commercialize their services. These competitors also compete with us in recruiting and retaining qualified personnel. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In the LGBT wedding market, we face competition from companies of various scales which provide different types of wedding services in U.S. Some of our competitors may have longer operating histories, retail outlets, larger customer bases, more established brand recognition, more established relationships with clients, and greater financial, marketing and public relations resources. The wedding service industry is also an industry with comparatively low entrance barriers as substantial initial capital investment, industry-specific licence and professional qualification are not required. We compete on the basis of quality of services, price and reputation. As we compete with other competitors as well as new market entrants, our business and results of operations may be adversely affected in the event that we are not competitive in terms of our pricing, or there is deterioration in the quality of our services.

We are competing in a very small market segment.
According to a research report by the Williams Institute, UCLA School of Law in 2015[1], approximately 0.3% of adults in U.S. are married to a same-sex spouse, and another 0.5% identify as being in a same-sex domestic partnership, which indicates that we are competing in a very small market segment. Furthermore, the actual percentages of same-sex couples and adults living in a same-sex domestic partnership in U.S. could be much lower than these estimations and therefore the actual demand for LGBT wedding services could be even smaller.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If any of these service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in operations. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Failure of third party suppliers to provide software and hardware components could affect the business and operations of the Company

We depend on third party suppliers of software and hardware components. The failure of our suppliers to meet increasing demand may prevent them from supplying the Company with components and products as and when the Company requires them. Our inability to develop alternative sources for such software and hardware could delay and increase the cost of expanding its network infrastructure and could adversely affect the operating efficiency and results of operations of the Company by, among other things, impairing the our ability to execute its strategy of rapidly increasing its market share.

We rely on software and hardware systems that may be susceptible to failure and misuse

Any system failure or inadequacy that causes interruptions in the availability of services of the Company, or delays the response time of the Company's services, as a result of increased traffic or otherwise, could reduce user satisfaction, future traffic and the attractiveness of the Company's services to advertisers and consumers. The Company has configured its system to enhance its scaling capabilities with a view to being able to accommodate the increasing number of its portals and traffic. However, there can be no assurance that the Company will be able to scale systems proportionately. Hosting service providers, ISPs and other website operators have experienced significant system failures and electrical outages in the past. The Company is also dependent upon hosting service providers, ISPs and other website operators in U.S. and elsewhere. Users of the Company's website have experienced difficulties in the past due to system failures unrelated to systems and services of the Company.

Inappropriate use of the Company's Internet services could jeopardise the security of confidential information stored in the Company's computer systems, which may cause losses to the Company. Inappropriate use of the Internet includes attempting to gain unauthorised access to information or systems commonly known as "cracking" or "hacking." Although the Company has implemented security measures to protect the Company's facilities, such measures may possibly be circumvented. Alleviating problems caused by computer viruses or other inappropriate uses or security breaches may also require interruptions, delays or cessation in the Company's services. The Company does not carry "errors and omissions" or other insurance covering losses or liabilities caused by computer viruses or security breaches.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive and confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our website and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our website and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing website and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We rely on a small number of customers and business partners
Given the limited operating history of the Company's business, it has only contracted with a relatively small number of customers and business partners. If we are not able to expand its customer base or if it encounters difficulty in sourcing business partners, the operation and profitability of the Company may be adversely affected.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, business partners and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Kimberly Vaughan, who is the CEO of the Company. The Company has or intends to enter into employment agreements with Kimberly although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Kimberly or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks and copyrights in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the Internet space in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity and uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Kimberly in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Kimberly die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the US.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Fluctuations in the mix of customer demand for our services could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer preferences, and general economic conditions, customer demand for the range of our services varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results could fluctuate in the future. Factors that may contribute to fluctuations include:

- changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
- our ability to effectively manage our working capital;
- our ability to satisfy consumer demands in a timely and cost-effective manner;
- pricing and availability of labor and materials;
- our inability to adjust certain fixed costs and expenses for changes in demand;
- shifts in geographic concentration of customers, supplies and labor pools; and
- seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained personnel to support our operations, our business and results of operations will be seriously harmed.

Our success depends to a significant extent on our ability to attract, hire, train and retain qualified managerial, sales and marketing personnel. For example, we rely on our sales and marketing personnel to come up with innovative ways to generate demand for our products. Competition for these types of personnel is intense. Our failure to attract, train and retain the personnel we require to conduct and expand our operations successfully would seriously harm our business and results of operations. Furthermore, a significant increase in the attrition rate among our staff could decrease our operating efficiency and productivity.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the wedding industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to dependence on new product development.

Our industry is characterized by new product and service introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new services that satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations. Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

Military actions, global terrorism, natural disasters and political unrest are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to use our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Companies offering services over the internet frequently enter into litigation based on violations of intellectual property rights. As the Company grows, the intellectual property rights claims against it will likely increase. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more intellectual property rights, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products and services. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our products and services, we rely on a combination of copyright and trademark laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products and services, obtain and use information, marks, or products that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our products and services is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our products and services or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or products that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Cyclical and seasonal fluctuations in internet usage may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

We need to rapidly and successfully develop and introduce new products and services in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our products and services and keep pace with price-to-performance gains in the industry. In addition, bringing new products and services to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs. We must continue to respond to market demands and develop leading products and services, or our business operations may be adversely affected.

Our efforts to develop and introduce new products and services may require significant investments of capital and employee resources. In addition, many of our products and services are used with products and services offered by third parties and, in the future, some of these vendors of products and services may become less willing to provide us with access to their products and services, marketing and sales support. As a result of these and other factors, our ability to introduce new or improved products and services could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

RISKS RELATED TO THE INDUSTRY

Our future success depends on our ability to meet customer expectations and anticipate and respond to changing customer preferences.

Our future success depends to a large extent on our ability to offer wedding services for LGBT persons based on changing market trends and changing tastes, and other preferences of our target customers. The wedding service industry is characterised by the continuous introduction of new concepts and is subject to rapidly changing customer preferences. If we are unable to identify new customer trends or preferences and develop new products and services accordingly, or if we lag behind our competitors in introducing and developing new or popular products or services that appeal to our customers, our business and results of operations may be adversely affected.

Moreover, changing customer preferences may require us to incur significant costs to survey and research customer trends and preferences as well as develop and market new wedding services, which may place substantial strain on our managerial and financial resources.

Our operations are subject to federal laws and regulations regarding same-sex marriage and these laws and regulations may change in the future.

On 26 June 2015, the U.S. Supreme Court ruled 5–4 in Obergefell v. Hodges that states cannot prohibit the issuing of marriage licenses to same-sex couples, or to deny recognition of lawfully performed out-of-state marriage licenses to same-sex couples. This ruling invalidated same-sex marriage bans in any U.S. State and certain territories. Prior to this ruling, same-sex marriages were legally performed in 37 U.S. states, the District of Columbia, Guam as well as some Native American tribes. However, since federal laws and regulations regarding same-sex marriage are relatively new and the related laws and regulations may evolve rapidly, the interpretations of the related laws and regulations are not always uniform and the enforcement of these laws and regulations involves uncertainties. We cannot predict the effect of future developments in federal laws and regulations regarding same-sex marriage, including an overturn of Supreme Court's gay marriage ruling, the promulgation of new laws, new court rulings, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws due to changing political sentiments, legislation, policy changes or voter-based initiatives.

Our business depends on our ability to establish and maintain strategic relationships with our partners.

Our business depends on our ability to establish new and maintain current strategic relationships with our business partners. Failure to do so could delay or halt the development and commercialization of our products, which may have a material adverse effect on our business. To maintain our current strategic relationships with the LGBT wedding service providers is critical to us as these relationships will enable us to extend the reach of our wedding products and services to potential clients; further enhance our brand in the U.S.; and generate revenue and cash flows. Entering into strategic relationships is complicated and difficult because strategic partners may decide to compete with us in some or all of our markets. Furthermore, we may not be able to maintain or establish strategic relationships with our existing and potential business partners in the wedding service industry if we conduct business with their competitors.

RISKS RELATED TO THE SECURITIES

The Common Stock will be "restricted securities" as defined by the SEC and will not be freely tradable.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Common Stock. Because the Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Common Stock are "restricted securities" and cannot be resold in the United States except as permitted under the Securities Act and applicable state securities laws, pursuant to registration thereunder or exemption from such registration. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Common Stock may also adversely affect the price that you might be able to obtain for the Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company has not registered this Offering under the Securities Act in reliance on exemptions from such registration. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide.

Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment.
For this reason, each Purchaser should read the Memorandum and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the offering a majority of the Company is owned by a small number of people. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of stock will be subject to dilution.
Owners of do not have preemptive rights. If the Company conducts subsequent offerings of or securities convertible into , issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share

issuances (including the shares being sold in this offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

References:
1. ^ Gary J. Gates and Frank Newport (April 24, 2015). "An Estimated 780,000 Americans in Same-Sex Marriages". The Williams Institute, UCLA School of Law.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

SHARE SUBSCRIPTION AGREEMENT
of
LGBT WEDDINGS, INC.

Important:
This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.

THIS SUBSCRIPTION AGREEMENT (this “Agreement”) is made as of [Date of Signing] by and among LGBT Weddings, Inc., a company organized and existing under the laws of the State of California (“LGBT Weddings” or the “Issuer”), and [Subscriber Legal Name] (the “Subscriber”).

Whereas, LGBT Weddings has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe shares of non-voting series of common stock of LGBT Weddings (the “Shares”) subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of Shares.

1.1 Issue of Shares. Subject to the terms and conditions hereof, LGBT Weddings hereby issues to the Subscriber, and the Subscriber hereby subscribes from LGBT Weddings [Shares Subscripted] Shares, at a Per Share Price equal to $1.00 (the “Share Price”).

1.2 Subscription Price. The aggregate Subscription Price for the Shares is $[Subscription Amount] (the “Subscription Price”), which shall be delivered to LGBT Weddings as follows:

(i) $[Subscription Amount] in immediately available funds upon signing this Agreement.

1.3 The Offering. The Shares are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the “Offering”).

1.4 The Intermediary. The Offering of the Shares is being made through Ksdaq Inc., dba “Mr. Crowd” (the “Intermediary”).

1.5 Charges to the Subscriber. The Intermediary will be entitled to charge the

Subscriber 2% or minimum of $7 of the Subscription Price.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge LGBT Weddings 5% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Shares were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Shares are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Shares hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of LGBT Weddings and such decision is based upon a review of the Form C which has been filed by LGBT Weddings with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from LGBT Weddings in connection with the subscription of the Shares hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about LGBT Weddings;

c. the Subscriber acknowledges and accepts the fact that the owners of the Shares are entitled to no voting rights and therefore they are not entitled to exert influence in the affairs of LGBT Weddings or the composition of its board of directors. The owners of the Shares are also entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in LGBT Weddings;

d. LGBT Weddings is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless LGBT Weddings from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless LGBT Weddings and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to LGBT Weddings in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to LGBT Weddings in connection therewith;

f. the Subscriber acknowledges that LGBT Weddings has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Share Subscription Agreement shall thereafter have no force or effect and LGBT Weddings shall return any previously paid subscription price of the Shares, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and with respect to applicable resale restrictions, and it is solely responsible (and LGBT Weddings is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Shares hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

i. no documents in connection with the sale of the Shares hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Shares.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with LGBT Weddings (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Shares as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in LGBT Weddings is speculative and involves certain risks, including the possible loss of the entire investment, and that the current share valuation placed on LGBT Weddings is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Shares and LGBT Weddings and depends on the advice of its legal and financial advisors and agrees that LGBT Weddings will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Shares and LGBT Weddings; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Shares;

(ii) that any person will refund the Subscription Price of any of the Shares; or

(iii) as to the future price or value of any of the Shares;

3.2 Representations and Warranties will be Relied Upon by LGBT Weddings. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by LGBT Weddings and its legal counsel in determining the Subscriber's eligibility to subscribe the Shares under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Shares under applicable securities legislation. The Subscriber further agrees that by accepting the Shares on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Shares.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes LGBT Weddings to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 3 Mar 2017, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of California, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that LGBT Weddings shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Kimberly Vaughan

_____
Name: Kimberly Vaughan
Title: Founder, CEO
LGBT Weddings, Inc.

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

WAHL, WILLEMSE & WILSON, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
LGBT WEDDINGS, INC.
Mariposa, California

We have reviewed the accompanying financial statements of LGBT WEDDINGS, INC. (a corporation), which comprise the balance sheet as of October 31, 2016, and the related statements of income, retained earnings, and cash flows for the one month then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, with the exception of the matter described in the following paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United State of America.

401 E. Main Street, Turlock, California 95380
Phone: (209) 669-0880 ■ Fax: (209) 669-0992 ■ Website: www.3wcpa.com

To the Board of Directors
LGBT WEDDINGS, INC.

Known Departures From Generally Accepted Accounting Principles

Generally accepted accounting principles require that deferred income taxes be recognized for the tax effects of differences between the financial and tax bases of assets and liabilities and for operating losses and tax credits that are available to offset future taxable income. The Company has not recorded deferred taxes in the accompanying financial statements. The effects of this departure from generally accepted accounting principles have not been determined.

WAHL, WILLEMSE & WILSON, LLP
Certified Public Accountants
Turlock, California

Wahl, Willemse & Wilson, LLP

November 14, 2016

LGBT WEDDINGS, INC.
BALANCE SHEET
OCTOBER 31, 2016

ASSETS

CURRENT ASSETS

Cash	$	200	
Note receivable - Kimberly Vaughan		1,000	
Total Current Assets		$	1,200

OTHER ASSETS

Total Other Assets		0

TOTAL ASSETS $ 1,200

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Franchise tax payable	$	800	
Total Current Liabilities		$	800

LONG-TERM DEBT

Total Long-Term Debt	0

STOCKHOLDERS' EQUITY

Issued common stock	1,000	
Retained earnings	(600)	
Total Stockholders' Equity		400

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $ 1,200

LGBT WEDDINGS, INC.
STATEMENT OF RETAINED EARNINGS
FOR THE ONE MONTH ENDED OCTOBER 31, 2016

C CORPORATION EARNINGS

Balance, October 1, 2016	$ 0	
Net income (loss)	(600)	
Balance, October 31, 2016		$ (600)
RETAINED EARNINGS, OCTOBER 31, 2016		$ (600)


LGBT WEDDINGS, INC.
INCOME STATEMENT
FOR THE ONE MONTH ENDED OCTOBER 31, 2016


REVENUE

Membership	$ 569	
Total Revenue		$ 569

OPERATING EXPENSES

Merchant account fees	3
Professional fees	324
Website	42
Total Operating Expenses	369

INCOME (LOSS) FROM OPERATIONS	200
OTHER INCOME (EXPENSES)	0
INCOME (LOSS) BEFORE TAXES	200

PROVISION FOR INCOME TAXES

Franchise tax expense	800
Total Provision For Income Taxes	800

NET INCOME (LOSS)	$ (600)



LGBT WEDDINGS, INC.
STATEMENT OF CASH FLOWS
FOR THE ONE MONTH ENDED OCTOBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES

NET INCOME (LOSS)		$	(600)
Adjustments to reconcile net income (loss) to net cash from (used by) operating activities:			
(Increase) decrease in current assets:			
Other current assets	$	(1,000)	
Increase (decrease) in current assets:			
Other current liabilities		800	
Total adjustments			(200)
Net cash from (used by) operating activities			(800)

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash from (used by) investing activities		0

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of common stock	1,000	
Net cash from (used by) financing activities		1,000
NET INCREASE (DECREASE) IN CASH		200
CASH AT BEGINNING OF PERIOD		0
CASH AT END OF PERIOD	$	200

LGBT WEDDINGS, INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2016

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of LGBT Weddings, Inc. (a corporation) is presented to assist in understanding the company's financial statements. The financial statements and notes are the representations of the stockholders who are responsible for their integrity and objectivity.

Business Activity

LGBT Weddings, Inc. was incorporated on September 27, 2016. The Corporation is a professional wedding planning operation focused on providing specialized assistance to the LGBT community. Primary sources of revenue are from memberships. Common stock authorized is 3,750,000 of voting stock; 300,000 of non-voting stock; and 950,000 of Series F. There are currently 3,750,000 shares of voting stock issued and outstanding. Stock in the Company is owned by Kimberly Vaughan (100.00%).

Accounting Method

The company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods have been presented as deferred income or prepaid expenses on the accompanying balance sheets.

For income tax purposes, the company uses the cash basis method of accounting.

Allowances for Doubtful Accounts

Accounts receivable is stated at net realizable value; the amount management expects to collect from outstanding balances. As of October 31, 2016, accounts receivable was at a zero balance. Accordingly, no allowance for doubtful accounts was considered applicable as of October 31, 2016. There was no bad debt expense for the one month then ended.

Statement of Cash Flows

The statement of cash flows is presented using the indirect method, which accounts for the differences between the net income and cash flows.

The company considers all highly liquid investments with maturity of three months or less when acquired to be cash equivalents.

LGBT WEDDINGS, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
OCTOBER 31, 2016

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

NOTE B – NOTE RECEIVABLE – KIMBERLY VAUGHAN

This unsecured note represents funds to be contributed to the corporation for the purchase of 3,750,000 shares of stock. At the balance sheet date, no principal repayment terms had been established. $ 1,000

NOTE C – INCOME TAXES

The company files income tax returns in the U.S. federal jurisdiction and the California state jurisdiction. The corporation is not subject to U.S. federal examinations by tax authorities for tax years before 2016. The corporation is not subject to California state examinations by tax authorities for tax years before 2016.

For the one month ended October 31, 2016, the corporation's income tax expense consisted of the following:

	Federal	State
Estimated payments	$ 0	$ 800
Current income tax expense	$ 0	$ 800

NOTE D – DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through November 14, 2016, the date on which the financial statements were available to be issued.